Pembina Pipeline Corporation Reports Results for the Second Quarter of 2025 and Provides Business Update
All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); adjusted cash flow from operating activities; and adjusted cash flow from operating activities per common share. For more information see "Non-GAAP and Other Financial Measures" herein.
CALGARY, AB, August 7, 2025 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the second quarter of 2025.
Highlights
•Quarterly Results - Reported second quarter earnings of $417 million, adjusted EBITDA of $1,013 million, and adjusted cash flow from operating activities of $698 million ($1.20 per share).
•Adjusted EBITDA Guidance - Pembina has updated its 2025 adjusted EBITDA guidance range to $4.225 billion to $4.425 billion.
•Enhanced Propane Exports - Through a new commercial agreement and a newly sanctioned project, Pembina will have access to 50,000 barrels per day ("bpd") of highly competitive propane export capacity. Pembina has approved a $145 million optimization of its 20,000 bpd Prince Rupert Terminal ("PRT") that will expand market access and significantly reduce shipping costs per unit, thereby improving netbacks for Pembina and its customers. In addition, Pembina has entered into a long-term tolling agreement with AltaGas Ltd. ("AltaGas") for 30,000 bpd of liquified petroleum gases ("LPG") export capacity at AltaGas’ current Ridley Island Propane Export Terminal ("RIPET") and future Ridley Island Energy Export Facility ("REEF").
•PGI Duvernay Acquisition and New Commercial Agreements - Pembina Gas Infrastructure ("PGI") has acquired the remaining 8.33 percent interest in three gas processing trains and related infrastructure at PGI’s Duvernay Complex from Whitecap Resources Inc. ("Whitecap") for $55 million ($33 million net to Pembina) and concurrently entered into new and extended long-term take-or-pay agreements at the Duvernay Complex and KA Plant. In addition, PGI has entered into an agreement with a Montney producer to fund and acquire an under-construction battery and additional infrastructure for a capital commitment up to $150 million ($90 million net to Pembina), which will be supported by a new long-term take-or-pay agreement.
•Advancing NGL and Condensate Pipeline Expansions - Pembina continues to advance more than $1 billion of proposed conventional pipeline expansions to reliably and cost-effectively meet rising transportation demands from growing production in the Western Canadian Sedimentary Basin ("WCSB"). These expansions are secured by long-term contracts underpinned by take-or-pay agreements, areas of dedication across the Montney and Duvernay formations, and other long-term agreements that ensure a strong base of committed volumes. Final investment decisions ("FID") on the Fox Creek-to-Namao Expansion and the Taylor-to-Gordondale Project are now expected by the end of 2025 and the first quarter of 2026, respectively.
•Cedar LNG Project Milestone - Pembina and its partner, the Haisla Nation, recently celebrated the achievement of a major milestone for the project as construction of the floating LNG vessel began with steel cutting on both the top side facilities and the vessel hull.
•RFS IV - Furthering Pembina's track record of industry-leading project execution, RFS IV is trending under budget with an anticipated cost of $500 million, approximately five percent below the previous cost estimate.
•Capital Guidance - Pembina has revised its outlook for its 2025 capital investment program to $1.3 billion, reflecting continued progression of proposed conventional pipeline expansions to serve growing customer demand, approval of new projects, and acquisitions at PGI.

Financial and Operational Overview

	3 Months Ended June 30			6 Months Ended June 30
($ millions, except where noted)	2025	2024	Change	2025	2024	Change
Revenue	1,792	1,855	(63)	4,074	3,395	679
Net revenue(1)	1,184	1,222	(38)	2,527	2,134	393
Operating expenses	235	240	(5)	461	429	32
Gross profit	780	815	(35)	1,708	1,545	163
Adjusted EBITDA(1)	1,013	1,091	(78)	2,180	2,135	45
Earnings	417	479	(62)	919	917	2
Earnings per common share – basic (dollars)	0.65	0.75	(0.10)	1.45	1.49	(0.04)
Earnings per common share – diluted (dollars)	0.65	0.75	(0.10)	1.45	1.48	(0.03)
Cash flow from operating activities	790	954	(164)	1,630	1,390	240
Cash flow from operating activities per common share – basic (dollars)	1.36	1.64	(0.28)	2.81	2.46	0.35
Adjusted cash flow from operating activities(1)	698	837	(139)	1,475	1,619	(144)
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.20	1.44	(0.24)	2.54	2.87	(0.33)
Capital expenditures	197	265	(68)	371	451	(80)
(1)    Refer to "Non-GAAP and Other Financial Measures".
Financial and Operational Overview by Division

	3 Months Ended June 30						6 Months Ended June 30
	2025			2024			2025			2024
($ millions, except where noted)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)
Pipelines	2,768	473	646	2,716	485	655	2,789	991	1,323	2,657	940	1,254
Facilities	826	142	331	855	181	340	861	326	676	830	358	650
Marketing & New Ventures	302	114	74	319	135	143	335	274	284	307	199	331
Corporate	—	(196)	(38)	—	(828)	(47)	—	(419)	(103)	—	(995)	(100)
Income tax (recovery) expense	—	(116)	—	—	506	—	—	(253)	—	—	415	—
Total		417	1,013		479	1,091		919	2,180		917	2,135
(1)    Volumes for the Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes for Marketing & New Ventures are marketed crude and NGL volumes.
(2)    Refer to "Non-GAAP and Other Financial Measures".
For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2024, and Pembina's Management's Discussion and Analysis dated August 7, 2025 for the three and six months ended June 30, 2025, filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

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Executive Overview and Business Update
2025 Guidance
Based on results through the first half of 2025 and the outlook for the remainder of the year, Pembina has updated its 2025 adjusted EBITDA guidance range to $4.225 billion to $4.425 billion (previously $4.2 billion to $4.5 billion). Further, due to seasonal and asset specific factors, Pembina expects third quarter results to be largely consistent with second quarter results, with stronger results expected in the fourth quarter.
In addition to the year-to-date results, the 2025 guidance range reflects the following:
•Pembina continues to benefit from rising utilization throughout its conventional pipeline and gas processing assets that aligns with volume growth across the WCSB. However, in 2025, revenue volume growth at these assets is expected to be lower than physical volume growth as customers expand into their contractual take-or-pay commitments;
•typical seasonality positively impacting Alliance in the fourth quarter due to the ability to transport higher volumes during colder periods, offset by the impact of the previously announced settlement agreement with shippers;
•higher integrity and geotechnical costs on the conventional pipeline assets in the third and fourth quarters, relative to the first half of the year;
•a higher contribution from PGI in the second half of 2025, compared to the first half of the year, including at the Dawson Assets, due to third-party restrictions impacting the first half of the year and the start-up of LNG Canada benefiting the second half of the year, and at the Duvernay Complex due to higher second half volumes; and
•stronger fourth quarter contribution from the natural gas liquids ("NGL") marketing business, relative to the second and third quarters, due to typical seasonality of the WCSB frac spread business.
Business Fundamentals Remain Strong
Given the relative strength of the WCSB plays, combined with other recent and emerging developments, Pembina maintains its outlook for low to mid-single digit annual volume growth through the end of the decade across all WCSB products.
•Strong Economics and Long Inventory Lives - the Montney formation is expected to be one of the primary drivers of WCSB growth and has among the lowest supply costs in North America. Additionally, top tier oil sands producers demonstrate break-even costs that are in line with top performing U.S. shale plays, and are expected to continue pursuing debottleneck expansions that, in addition to increasing oil production, would drive increased demand for condensate. Further, these plays have some of the longest Tier 1 inventory lives in North America, at greater than 20 years assuming WTI oil prices of US$50.
•Producer Resilience - Canadian producers are proving resilient despite volatility in commodity prices and the broader economy and Pembina has observed that its customers’ development plans remain on track. Further, ongoing consolidation of upstream producers continues to support greater efficiency, more competitive platforms, and stronger counterparties, which Pembina believes leads to more sustainable production growth.
•New Egress - The recent start-up of LNG Canada, the future Cedar LNG Project and other currently approved LNG projects, are expected to contribute to natural gas production growth of approximately five billion cubic feet per day and NGL production growth of approximately 250,000 bpd by 2030. Growing Alberta regional gas demand, including to power potential data centres, as well as new petrochemical facilities and new or expanded NGL export facilities are all expected to further contribute to natural gas and NGL production growth. Finally, Pembina estimates that up to 600,000 bpd of new oil egress could come from brownfield expansions of existing oil pipelines by 2030, further supporting oil production growth and associated condensate demand.
•Supportive Policy Environment - Pembina has observed a shift in tone from policy makers which could positively impact how the Canadian energy industry evolves. At the federal level, in particular with support from Bill C-5 One Canadian Economy Act, there is momentum building towards reshaping Canada’s energy strategy in a way that could unlock Canada’s abundant and diverse energy resources. At the provincial level, the Alberta government continues to be supportive of conventional energy development, encourage federal regulatory reform, and create a constructive investment environment for energy-related industries, including petrochemicals and data centres.
Pembina’s Differentiated Business is Built to Lead
Pembina is the only Canadian energy infrastructure company with an integrated value chain providing a full suite of midstream and transportation services across all commodities - natural gas, NGL (ethane, propane and butane), condensate, and crude oil. Additionally, Pembina’s scope, scale, and access to premium North American and global markets, differentiate the Company and uniquely position it to capture incremental new volumes in the WCSB, while unlocking new avenues for sustainable growth beyond its strong legacy businesses.
Pembina believes it has captured significant future WCSB growth through recent recontracting successes and long-term dedications across high growth areas such as the northeast British Columbia and Alberta Montney, and Duvernay formations. Through strategic investments, long-term partnerships, and premier infrastructure, Pembina is demonstrating it is the clear choice for producers looking to process, move, fractionate, and export their products.
Supported by the following recent developments and current and proposed future projects, Pembina is confident in its ability to maintain and grow its position in the rapidly developing WCSB:
Strengthening Pembina’s Propane Export Capabilities
Through a new commercial agreement and a newly sanctioned project, Pembina will have access to 50,000 bpd of highly competitive export capacity to premium price markets, including in Asia, for its own and customers’ propane.
•Pembina has approved an optimization of the PRT facility (the "PRT Optimization"), primarily through increasing storage capacity, that will allow PRT to accommodate Medium Gas Carrier vessels. The PRT Optimization is expected to expand access to additional markets with higher realized propane prices, while significantly reducing shipping costs per unit, thereby improving netbacks for Pembina and its customers. This project strengthens Pembina’s position as a key propane exporter from Canada’s West Coast, ensures the long-term competitiveness of PRT through efficiencies and margin enhancement, and is an example of supporting incremental value creation for Canadian energy products without the need for a major capital expansion. The PRT Optimization is expected to cost $145 million with an in-service date in mid-2028.
•As previously disclosed, Pembina has also entered into a long-term tolling agreement with AltaGas for 30,000 bpd of LPG export capacity at AltaGas’ current RIPET and future REEF facilities. Under the agreement, Pembina will have export capacity of 20,000 bpd starting in April 2026, and an additional 10,000 bpd starting in April 2027. This agreement ensures a highly competitive export outlet that further enhances market diversification for Pembina and its customers.

Partner of Choice
Pembina and PGI continue to strengthen their relationships with leading WCSB producers and develop mutually beneficial solutions that support growing production while providing PGI with take-or-pay commitments that ensure the long-term utilization of its assets.
•Effective June 30, 2025, PGI acquired, from Whitecap, the remaining 8.33 percent interest in three gas processing trains and a sales gas pipeline (the "Duvernay Assets") at PGI’s Duvernay Complex for a total purchase price of $55 million ($33 million net to Pembina). Concurrent with the purchase and sale of the Duvernay Assets, Whitecap has entered into a long-term take-or-pay commitment for firm service at the Duvernay Complex and extended long-term take-or-pay agreements previously in place at PGI’s KA Plant.
•PGI has entered into an agreement with a Montney producer to fund and acquire an under-construction battery and additional infrastructure (the "North Gold Creek Battery") in the Wapiti/North Gold Creek Montney area for a capital commitment up to $150 million ($90 million net to Pembina). The project enhances PGI’s footprint in the Wapiti region, connecting directly into PGI's existing Wapiti Gas Plant. The North Gold Creek Battery will be operated by the producer and highly contracted under a long-term, take-or-pay agreement. The expected in-service date of the North Gold Creek Battery is the second quarter of 2026.
Growing Demand for Transportation Service
Pembina continues to advance more than $1 billion of conventional NGL and condensate pipeline expansions to reliably and cost-effectively meet rising transportation demand from growing production in the WCSB. Pembina’s outlook for volume growth is secured by long-term contracts underpinned by take-or-pay agreements, areas of dedication across the Montney and Duvernay formations, and other long-term agreements that ensure a strong base of committed volumes.
•Taylor-to-Gordondale Project - a new approximately 89 kilometer, 16-inch pipeline proposed by Pouce Coupé Pipe Line Ltd. (a subsidiary of Pembina) connecting mostly condensate volumes from Taylor, British Columbia to the Gordondale, Alberta area. Engineering activities are continuing and subject to regulatory and board approval, Pembina expects to move forward with this expansion. A FID is anticipated in the first quarter of 2026.
•Fox Creek-to-Namao Expansion - an expansion of the Peace Pipeline system that through the addition of new pump stations would add approximately 70,000 bpd of propane-plus capacity to the market delivery pipelines from Fox Creek, Alberta to Namao, Alberta. Engineering and regulatory activities are progressing and subject to regulatory and board approval, Pembina expects to move forward with this expansion. A FID is expected by the end of 2025.
•Pembina is also evaluating and engineering further expansions to support volume growth in northeast British Columbia, including new pipelines and terminal upgrades.
Cedar LNG Milestone Reached
The US$4 billion (gross) Cedar LNG Project continues to progress according to plan and remains on budget and on time with an expected in-service date in late 2028.
•Pembina and its partner, the Haisla Nation, recently celebrated the achievement of a major milestone for the project as construction of the floating LNG vessel began with steel cutting on both the top side facilities and the vessel hull. Onshore activities are continuing and marine terminal clearing, drainage, and erosion and sediment control work have been completed. Additionally, pipeline right of way clearing and road upgrades have been completed, and pipeline access and grading construction are progressing as planned.

•Pembina continues to progress remarketing of its 1.5 million tonnes per annum of Cedar LNG Project capacity to third parties. The market for LNG supply on the West Coast of North America remains strong. Pembina is advancing definitive agreement negotiations with an expectation to finalize these efforts by the end of 2025.
Leading Ethane Supplier
Within Pembina’s fully integrated, all-commodity value chain, its ethane-plus NGL business stands out and ensures Pembina is well positioned to build upon its position as the leading supplier of ethane to a growing Alberta petrochemical industry.
•Pembina is working closely with Dow Chemicals Canada ("Dow") following their recent announcement of a delay in construction of their Path2Zero petrochemical project and is evaluating the various options available to meet its commitment under the mutually binding 50,000 bpd ethane supply agreement with Dow. Pembina is seeking to fulfill its commitment in the most capital efficient manner possible and achieve maximum benefit for both parties. Engineering and commercial discussions are ongoing related to the addition of a de-ethanizer tower at RFS III within the Redwater Complex and a FID is anticipated by the end of 2025.
Supporting a Potential New Alberta-based Data Centre Industry
Pembina continues to advance opportunities to provide integrated solutions in support of an emerging Alberta-based data centre industry, while leveraging its existing and future value chain.
•Greenlight Electricity Centre Limited Partnership ("Greenlight"), a partnership between Pembina and Kineticor, an OPTrust portfolio company, is developing an up to 1,800 MW gas-fired combined cycle power generation facility (the "Greenlight Electricity Centre"). Greenlight is in active discussions with a data center customer to commercially underpin the project. Greenlight also successfully advanced through Phase 1 of the Alberta Electric System Operator allocation process and through subsequent commercial efforts has secured a sufficient megawatt allocation to achieve a viable scale for this project.
In addition to the opportunity to invest in long-term contracted power infrastructure with investment grade counterparties, Pembina is well positioned to leverage its existing and future value chain to further support this project. The proximity of Alliance Pipeline offers a potential accretive expansion opportunity to provide significant natural gas supply to the Greenlight Electricity Centre, and the potential future development of the Alberta Carbon Grid may provide a future emissions reduction solution.
Industry-Leading Capital Execution
Pembina continues to demonstrate its ability to deliver capital projects that provide strong returns and a competitive service offering. Furthering its track record of industry-leading project execution, Pembina is pleased that the RFS IV project is trending approximately five percent under the previous cost estimate with a revised expected total cost of approximately $500 million. Engineering, procurement, and fabrication are substantially complete, while field construction has progressed to approximately 50 percent complete. Pembina continues to expect RFS IV to be in service on time in the first half of 2026. On a cost per barrel of capacity basis, Pembina is on track to deliver its expansion 15-20 percent lower than competing projects currently underway, highlighting Pembina’s advantaged service offering.
2025 Capital Investment
Based on progress on a number of key core business initiatives, as well as two tuck-in acquisitions at PGI, Pembina has revised its outlook for the Company's 2025 capital investment program, including capital expenditures and contributions to equity accounted investees, to $1.3 billion (previously $1.1 billion). The revised 2025 capital program reflects continued progression of proposed conventional pipeline expansions, approval of the PRT

Optimization, and higher contributions to PGI, primarily related to PGI's acquisition of the remaining interest in the Duvernay Assets and funding of the North Gold Creek Battery.
Financial & Operational Highlights
Adjusted EBITDA
Change in Second Quarter Adjusted EBITDA ($ millions)(1)

(1)    Refer to "Non-GAAP and Other Financial
Pembina reported quarterly adjusted EBITDA of $1,013 million in the second quarter, representing a $78 million or seven percent decrease over the same period in the prior year.
Pipelines reported adjusted EBITDA of $646 million for the second quarter, representing a $9 million or one percent decrease compared to the same period in the prior year, reflecting the net impact of the following factors:
•lower firm tolls on the Cochin Pipeline, due to recontracting in July 2024;
•lower revenue at the Edmonton Terminals largely related to the decommissioning of the Edmonton South Rail Terminal in the second quarter of 2024;
•lower interruptible volumes and lower tolls on the Vantage Pipeline;
•higher volumes on Peace Pipeline system due to higher contracted volumes and fewer outages compared to the prior period, which was impacted by planned outages related to the Phase VIII Peace Pipeline Expansion;
•higher revenue on the Peace Pipeline system due to increased tolls mainly related to contractual inflation adjustments;
•higher demand on seasonal contracts on Alliance; and
•higher contracted volumes on the Nipisi Pipeline.
Facilities reported adjusted EBITDA of $331 million for the second quarter, representing a $9 million or three percent decrease over the same period in the prior year, reflecting the net impact of the following factors:
•lower volumes due to planned outages at certain PGI assets and on-going third-party restrictions impacting the Dawson assets; and
•higher contribution from PGI, primarily related to recent transactions with Whitecap.

Marketing & New Ventures reported adjusted EBITDA of $74 million for the second quarter, representing a $69 million or 48 percent decrease compared to the same period in the prior year, reflecting the net impact of the following factors:
•lower net revenue due to a decrease in NGL margins as a result of lower butane and propane prices, coupled with lower volumes resulting from third-party restrictions at the Channahon Facility and planned outages at both the Channahon Facility and Redwater Complex, as well as higher input natural gas prices at Aux Sable; and
•lower realized gains on crude oil-based derivatives, partially offset by lower realized losses on NGL-based derivatives.
Corporate reported adjusted EBITDA of negative $38 million for the second quarter, representing a $9 million or 19 percent increase compared to the same period in the prior year, primarily reflecting lower long-term incentive costs, driven by the change in Pembina's share price in the second quarter of 2025 compared to the second quarter of 2024.
Earnings
Change in Second Quarter Earnings ($ millions)
Pembina reported second quarter earnings of $417 million, representing a $62 million or 13 percent decrease over the same period in the prior year.
Pipelines had earnings in the second quarter of $473 million, representing a $12 million or two percent decrease over the prior period. The decrease was primarily due to the same factors impacting adjusted EBITDA, as noted above.
Facilities had earnings in the second quarter of $142 million, representing a $39 million or 22 percent decrease over the prior period. In addition to the factors impacting adjusted EBITDA, as noted above, the change in earnings was due to costs associated with an asset retirement at the Redwater Complex and lower share of profit from PGI. The lower share of profit from PGI was primarily driven by higher depreciation expense and unrealized losses on commodity-related derivatives compared to unrealized gains in the prior period, partially offset by unrealized gains on interest rate derivative financial instruments compared to unrealized losses in the prior period.
Marketing & New Ventures had earnings in the second quarter of $114 million, representing a $21 million or 16 percent decrease over the prior period. In addition to the factors impacting adjusted EBITDA, as noted above, the change in earnings was due to lower other income due to no similar gain to that recognized in the second quarter of 2024 related to Pembina's financial assurances assumed by Cedar LNG upon a positive FID. This was partially offset by unrealized gains on commodity related derivatives compared to losses in the second quarter of 2024, as well as an increase in share of profit from Cedar LNG.

In addition to the changes in earnings for each division discussed above, the change in the second quarter earnings compared to the prior period was due to lower acquisition and integration costs and lower incentive costs, partially offset by no similar net gain on acquisition to that recognized in the second quarter of 2024.
Quarterly Common Share Dividend
Pembina's board of directors has declared a common share cash dividend for the third quarter of 2025 of $0.71 per share, to be paid, subject to applicable law, on September 29, 2025, to shareholders of record on September 15, 2025. The common share dividends are designated as "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.
For shareholders receiving their common share dividends in U.S. funds, the cash dividend is expected to be approximately U.S.$0.5165 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7275. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.
Quarterly dividend payments are expected to be made on the last business day of March, June, September and December to shareholders of record on the 15th day of the corresponding month, if, as and when declared by the board of directors. Should the record date fall on a weekend or on a statutory holiday, the record date will be the next succeeding business day following the weekend or statutory holiday.
Second Quarter 2025 Conference Call & Webcast
Pembina will host a conference call on Friday, August 8, 2025, at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers, and media representatives to discuss results for the second quarter of 2025. The conference call dial-in numbers for Canada and the U.S. are 1-289-819-1520 or 1-800-549-8228. A recording of the conference call will be available for replay until Friday, August 15, 2025, at 11:59 p.m. ET. To access the replay, please dial either 1-289-819-1325 or 1-888-660-6264 and enter the password 92783 #.
A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre/Presentations & Events, or by entering:
https://events.q4inc.com/attendee/690254541 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically-located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.
Forward-Looking Statements and Information
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects",

"estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's updated 2025 adjusted EBITDA guidance, as well as the factors impacting such future results; future pipeline, processing, fractionation and storage facility and system operations and throughput levels; treatment under existing and potential governmental policies and regulations, including expectations regarding their impact on Pembina; Pembina's 2025 capital investment program costs; Pembina's strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof; expectations about current and future market conditions, industry activities and development opportunities, as well as the anticipated impacts thereof, including general market conditions outlooks and industry developments; expectations about future demand for Pembina's infrastructure and services, including expectations in respect of customer contracts, future volume growth in the WCSB and the drivers thereof, increased utilization and future tolls and volumes; expectations relating to the development of Pembina's new projects and developments, including the Cedar LNG Project, RFS IV, the proposed RFS III de-ethanizer, the Wapiti Expansion, the K3 Cogeneration Facility, the Taylor to Gordondale Project, the Fox Creek-to-Namao Peace Pipeline Expansion, the Alberta Carbon Grid, the PRT Optimization and the Greenlight Electricity Centre including the outcomes, timing and anticipated benefits thereof; statements regarding commercial discussions regarding the assignment of Pembina's contracted capacity for the Cedar LNG Project, including the timing and results thereof; Pembina's future common share dividends, including the timing, amount and expected tax treatment thereof; expectations relating to the development and anticipated impacts of the Path2Zero Project, including the timing and results thereof; expectations in respect of PGI's infrastructure development commitments, including the amounts and timing thereof; statements regarding optimization and expansion opportunities being evaluated or pursued by Pembina, including future actions which may be taken by Pembina in connection with such opportunities and the outcomes thereof; planning, construction, locations, capital expenditure and funding estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, completion and in-service dates, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance; and expectations regarding existing and future commercial agreements, including the expected timing and benefit thereof.
The forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; assumptions with respect to our intention to complete share repurchases, including the funding thereof, existing and future market conditions, including with respect to Pembina's common share trading price, and compliance with respect to applicable securities laws and regulations and stock exchange policies; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on acceptable terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions, including the outcome of regulatory hearings, and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contractual counterparties ; actions by governmental or regulatory authorities, including changes in laws and treatment [(including uncertainty with respect to the interpretation of the recently enacted Bill C-59 and related amendments to the Competition Act (Canada))], changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; Pembina's ability to realize the anticipated benefits of recent acquisitions; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation, commodity prices, supply/demand trends and overall industry activity levels; new Canadian and/or U.S. trade policies or barriers, including the imposition of new tariffs, duties or other trade restrictions; constraints on the, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, including changes in trade relations between Canada and the U.S., and public opinion thereon; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 27, 2025 for the year ended December

31, 2024 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the 2025 adjusted EBITDA guidance and the 2025 capital investment program costs contained herein on August 7, 2025. The purpose of these financial outlooks is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this news release, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, adjusted EBITDA, adjusted EBITDA from equity accounted investees, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share. The non-GAAP financial measures and non-GAAP ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. Such financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, cash flow from operating activities and cash flow from operating activities per share.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures and non-GAAP ratios, including disclosure of the composition of each non-GAAP financial measure and non-GAAP ratio, an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the management's discussion and analysis of Pembina dated August 7, 2025 for the quarter ended June 30, 2025 (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods. The most directly comparable financial measure to net revenue that is determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	874	890	295	294	883	925	(260)	(254)	1,792	1,855
Cost of goods sold	14	15	—	—	761	796	(167)	(178)	608	633
Net revenue	860	875	295	294	122	129	(93)	(76)	1,184	1,222

6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	1,768	1,578	602	525	2,219	1,725	(515)	(433)	4,074	3,395
Cost of goods sold	27	26	—	—	1,858	1,547	(338)	(312)	1,547	1,261
Net revenue	1,741	1,552	602	525	361	178	(177)	(121)	2,527	2,134
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in gross profit and general and administrative expense), and unrealized gains or losses from derivative instruments. The exclusion of unrealized gains or losses from derivative instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for non-controlling interest, losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Following completion of Pembina acquiring a controlling ownership interest in Alliance and Aux Sable on April 1, 2024, Pembina revised the definition of adjusted EBITDA to deduct earnings for the 14.6 percent non-controlling interest in the Aux Sable U.S. operations. Pembina's subsequent acquisition of the remaining interest in Aux Sable's U.S. operations in the third quarter of 2024 resulted in all of Aux Sable's results being included in the adjusted EBITDA calculation beginning on August 1, 2024.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital expenditures, which includes operational finance income and gains from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing Pembina, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance. The most directly comparable financial measure to adjusted EBITDA that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings.

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss)	473	485	142	181	114	135	(196)	(828)	417	479
Income tax expense (recovery)	—	—	—	—	—	—	—	—	116	(506)
Adjustments to share of profit (loss) from equity accounted investees	1	—	127	111	(28)	2	—	—	100	113
Net finance costs	6	7	3	3	2	1	140	130	151	141
Depreciation and amortization	165	164	59	45	17	17	16	14	257	240
Unrealized (gain) loss from derivative instruments	—	—	—	—	(31)	45	—	—	(31)	45
Non-controlling interest(1)	—	—	—	—	—	(10)	—	—	—	(10)
Loss on acquisition	—	—	—	—	—	—	—	616	—	616
Derecognition of insurance contract provision	—	—	—	—	—	(34)	—	—	—	(34)
Transaction and integration costs in respect of acquisitions	—	—	—	—	—	—	2	14	2	14
Loss (gain) on disposal of assets, other non-cash provisions, and other	1	(1)	—	—	—	(13)	—	7	1	(7)
Adjusted EBITDA	646	655	331	340	74	143	(38)	(47)	1,013	1,091
Adjusted EBITDA per common share – basic (dollars)									1.74	1.88

6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss)	991	940	326	358	274	199	(419)	(995)	919	917
Income tax (recovery) expense	—	—	—	—	—	—	—	—	253	(415)
Adjustments to share of profit from equity accounted investees	2	44	239	211	6	9	—	—	247	264
Net finance costs	12	13	6	5	4	3	279	228	301	249
Depreciation and amortization	317	259	104	78	37	32	32	27	490	396
Unrealized (gain) loss from derivative instruments	—	—	—	—	(40)	147	—	—	(40)	147
Non-controlling interest(1)	—	—	—	—	—	(10)	—	—	—	(10)
Loss on acquisition	—	—	—	—	—	—	—	616	—	616
Derecognition of insurance contract provision	—	—	—	—	—	(34)	—	—	—	(34)
Transaction and integration costs in respect of acquisition	—	—	—	—	—	—	4	14	4	14
Loss (gain) on disposal of assets, other non-cash provisions, and other	1	(2)	1	(2)	3	(15)	1	10	6	(9)
Adjusted EBITDA	1,323	1,254	676	650	284	331	(103)	(100)	2,180	2,135
Adjusted EBITDA per common share – basic (dollars)									3.75	3.78
(1)    Presented net of adjusting items.
Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's joint ventures are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024
Share of profit (loss) from equity accounted investees	—	—	46	63	28	(2)	74	61
Adjustments to share of profit (loss) from equity accounted investees:
Net finance costs (income)	1	—	30	42	(28)	2	3	44
Income tax expense	—	—	15	18	—	—	15	18
Depreciation and amortization	—	—	68	53	—	—	68	53
Unrealized loss (gain) on commodity-related derivative financial instruments	—	—	14	(3)	—	—	14	(3)
Non-cash provisions	—	—	—	1	—	—	—	1
Total adjustments to share of profit from equity accounted investees	1	—	127	111	(28)	2	100	113
Adjusted EBITDA from equity accounted investees	1	—	173	174	—	—	174	174

6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024
Share of profit (loss) from equity accounted investees	1	43	111	138	(8)	31	104	212
Adjustments to share of profit (loss) from equity accounted investees:
Net finance costs	1	6	74	69	6	2	81	77
Income tax expense	—	—	36	41	—	—	36	41
Depreciation and amortization	1	38	129	102	—	7	130	147
Unrealized loss (gain) on commodity-related derivative financial instruments	—	—	1	(3)	—	—	1	(3)
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	(1)	2	—	—	(1)	2
Total adjustments to share of profit from equity accounted investees	2	44	239	211	6	9	247	264
Adjusted EBITDA from equity accounted investees	3	87	350	349	(2)	40	351	476
Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payments, and deducting distributions to non-controlling interests and preferred share dividends paid. Adjusted cash flow from operating activities deducts distributions to non-controlling interest and preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to exclude current tax expense and accrued share-based payment expense, and to include the impact of cash paid for taxes and share-based compensation, as it allows management to better assess the obligations discussed below.
Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.
Following completion of Pembina acquiring a controlling ownership interest in Alliance and Aux Sable on April 1, 2024, Pembina revised the definition of adjusted cash flow from operating activities to deduct distributions related to non-controlling interest in the Aux Sable U.S. operations. On August 1, 2024, Pembina acquired the remaining interest in Aux Sable's U.S. operations.

	3 Months Ended June 30		6 Months Ended June 30
($ millions, except per share amounts)	2025	2024	2025	2024
Cash flow from operating activities	790	954	1,630	1,390
Cash flow from operating activities per common share – basic (dollars)	1.36	1.64	2.81	2.46
Add (deduct):
Change in non-cash operating working capital	(18)	(82)	(34)	106
Current tax expense	(103)	(64)	(236)	(140)
Taxes paid, net of foreign exchange	65	91	127	290
Accrued share-based payment expense	(1)	(19)	(28)	(39)
Share-based compensation payment	—	—	86	86
Preferred share dividends paid	(35)	(33)	(70)	(64)
Distributions to non-controlling interest	—	(10)	—	(10)
Adjusted cash flow from operating activities	698	837	1,475	1,619
Adjusted cash flow from operating activities per common share – basic (dollars)	1.20	1.44	2.54	2.87

____________________

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com